Exhibit 21.1

Subsidiary of Morgan Group Holding Co.

The following table lists the direct and indirect subsidiary of Morgan Group Holding Co. (the “Company”).

Name	Jurisdiction of Incorporation or Organization
G.research, LLC	Delaware
(100%-owned by Morgan Group Holding Co.)